Exhibit 99.2

NOTICE FOR THE CONVOCATION

OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF QIWI PLC

TO: All the shareholders of QIWI plc (as listed in Annex A)

March 11, 2016

NOTICE IS GIVEN in accordance with the Regulations 54(a) and 55 of the Articles of Association of QIWI plc (the Company), that an EXTRAORDINARY GENERAL MEETING of the shareholders of the Company (the Meeting) will be convened and held on April 29, 2016, at 10 a.m. (Cyprus Time) at QIWI’s office, 12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, 1087, Nicosia, Cyprus, for the purpose of taking into consideration the following matter and if thought proper approving the resolutions listed below:

APPROVAL OF AMENDMENTS TO THE ARTICLES OF ASSOCIATION

WHEREAS the amended and restated Articles of Association of the Company are attached in Annex B hereto.

THE FOLLOWING SPECIAL RESOLUTION IS PROPOSED:

THAT the amended and restated Articles of Association of the Company be and are hereby approved.

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PROXY:

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to vote on his behalf, and such proxy need not be a shareholder of the Company.

A sample of the instrument appointing a proxy authorizing such proxy to attend the Meeting and to exercise discretion is enclosed herewith as Annex C.

A sample of the instrument appointing a proxy and authorizing such proxy to attend the Meeting and to vote on your behalf under your special instructions is enclosed herewith as Annex D.

The instrument appointing a proxy shall be in writing under the hand of the appointer or, if the appointer is a corporation, either under seal or under the hand of an officer.

NOTE: In the sample instrument of proxy the name of the Deputy CEO of the Company is inserted as proxy. The Deputy CEO of the Company will attend the Meeting. Accordingly, should you wish you may sign and deposit the instrument of proxy to attend the Meeting and vote on your behalf as you will specifically instruct on the instrument of proxy. The Deputy CEO of the Company will not vote for any matter on any shareholder’s behalf unless the proxy includes specific voting instructions.

Original of any instrument of proxy or its notarially certified copy shall be deposited at the registered office of the Company, for the attention of the Chairman of the Board of Directors/Secretary of QIWI plc:

(a) 12 Kennedy Av., Kennedy Business Centre, 2nd floor, 1087, Nicosia, Cyprus,

and a copy of such instrument of proxy shall be delivered to the Company:

(a) by electronic mail, to corporatelawyer@qiwi.com OR

(b) by facsimile, to +357 25 02 80 92,

BEFORE the time for holding the Meeting, i.e. by April 28, 2016, 10 a.m. (Cyprus Time) (the “Cut Off Time”).

Proxies deposited after the Cut Off Time shall not be treated as valid.

Enclosed:

1.	Annex A – List of the members of the Company.

2.	Annex B – Amended and restated Articles of Association of the Company.

3.	Annex C – Sample of Proxy to exercise discretion.

4.	Annex D – Sample of Proxy to vote under instructions.

Yours faithfully,

/s/ Boris Kim
for and on behalf of QIWI plc

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